NEWS RELEASE

For further information contact:
Kirk J. Meche                                    Jeffrey M. Favret
Chief Executive Officer                          Chief Financial Officer
713.714.6100                                    713.714.6100

FOR IMMEDIATE RELEASE
Thursday, February 25, 2016

GULF ISLAND FABRICATION, INC.
REPORTS FOURTH QUARTER EARNINGS

Houston, TX - Gulf Island Fabrication, Inc. (NASDAQ: GIFI) today reported a net loss of $14.7 million ($(1.01) diluted loss per share) on revenue of $55.0 million for its fourth quarter ended December 31, 2015, compared to net loss of $(0.1) million ($(0.01) diluted loss per share) on revenue of $124.8 million for the fourth quarter ended December 31, 2014.

The company had a revenue backlog of $232.4 million and a labor backlog of approximately 1.9 million hours at December 31, 2015, including commitments received through February 19, 2016, compared to a revenue backlog of $135.1 million and a labor backlog of 1.3 million hours reported as of September 30, 2015. Our backlog at December 31, 2015 includes approximately $112.0 million of new build construction acquired in the LEEVAC acquisition on January 1, 2016. We expect to recognize revenue from our backlog of approximately $207.9 million and $24.5 million during the years 2016 and 2017, respectively.

	December 31, 2015	December 31, 2014
	(in thousands)

Cash and cash equivalents	$34,828	$36,085
Total current assets	115,869	169,849
Property, plant and equipment, net	200,384	224,777
Total assets	316,923	395,297
Total current liabilities	37,901	72,765
Total debt	—	—
Total shareholders’ equity	$257,197	$285,798

•	Included in the net loss for the quarter ended December 31, 2015 were the following:

-
$10.3 million ($6.7 million after-tax, or $0.46 per share) related to a decrease in the contract price due to final weight re-measurements and our inability to date to recover certain costs on disputed change orders related to a large deepwater project which was recently delivered.

-
$7.6 million ($5.0 million after-tax, or $0.34 per share) increased contract losses resulting from increases in our projected unit labor rates for one of our fabrication facilities. Our increases in unit labor rates were driven by our expected inability to absorb fixed costs due to decreases in expected oil and gas fabrication activity.

-
$0.6 million ($0.4 million after-tax, or $0.03 per share) for a non-cash asset impairment charge related to equipment that was held for sale at December 31, 2015 and sold during the first quarter of 2016.

•
Due to the severity of the industry downturn, management has recommended and our board of directors has approved a reduction of our quarterly dividend from $0.10 per share to $0.01 per share and a temporary suspension of our stock repurchase program in an effort to conserve cash.

•
Our balance sheet position remains stable with $34.8 million in cash, no debt, and working capital of $78.0 million. We will continue to monitor and maintain a conservative capital structure as we navigate through the current oil and gas downturn.

The management of Gulf Island Fabrication, Inc. will hold a conference call on Friday, February 26, 2016, at 9:00 a.m.
Central Time (10:00 a.m. Eastern Time) to discuss the Company’s financial results for the quarter ended December 31, 2015. The call is accessible by webcast (www.gulfisland.com) through CCBN and by dialing 1.888.599.4883. A digital rebroadcast of the call is available two hours after the call and ending March 4, 2016 by dialing 1.888.203.1112, replay passcode: 6604496.

Gulf Island Fabrication, Inc., based in Houston, Texas, with fabrication facilities located in Houma, Louisiana, and San Patricio County, Texas, is a leading fabricator of offshore drilling and production platforms, hull and/or deck sections of floating production platforms and other specialized structures used in the development and production of offshore oil and gas reserves. These structures include jackets and deck sections of fixed production platforms; hull and/or deck sections of floating production platforms (such as tension leg platforms “TLPs”, “SPARs”, “FPSOs”, and “MinDOCs”), piles, wellhead protectors, subsea templates and various production, compressor and utility modules, offshore living quarters, towboats, liftboats, tanks and barges. The Company also provides offshore interconnect pipe hook-up, inshore marine construction, manufacture and repair of pressure vessels, heavy lifts such as ship integration and TLP module integration, loading and offloading of jack-up drilling rigs, semi-submersible drilling rigs, TLPs, SPARs, or other similar cargo, onshore and offshore scaffolding, piping insulation services, and steel warehousing and sales.

GULF ISLAND FABRICATION, INC.
CONSOLIDATED STATEMENTS OF OPERATIONS (UNAUDITED)
(in thousands, except per share data)

	Three Months Ended			Twelve Months Ended
	December 31,	December 31,	September 30,	December 31,	December 31,
	2015	2014	2015	2015	2014
Revenue	$55,018	$124,760	$67,531	$306,120	$506,639
Cost of revenue	72,590	113,952	75,368	321,276	462,083
Gross (loss) profit	(17,572)	10,808	(7,837)	(15,156)	44,556
General and administrative expenses	4,439	6,856	3,798	16,256	17,409
Asset impairment	602	3,200	6,600	7,202	3,200
Operating (loss) income	(22,613)	752	(18,235)	(38,614)	23,947
Other income (expense):
Interest expense	(39)	35	(39)	(165)	(37)
Interest income	5	7	8	26	13
Other income (expense)	—	(1)	—	20	(99)
	(34)	41	(31)	(119)	(123)
(Loss) income before income taxes	(22,647)	793	(18,266)	(38,733)	23,824
Income taxes	(7,980)	904	(6,129)	(13,369)	8,504
Net (loss) income	$(14,667)	$(111)	$(12,137)	$(25,364)	$15,320
Per share data:
Basic and diluted (loss) earnings per share - common shareholders	$(1.01)	$(0.01)	$(0.84)	$(1.75)	$1.05
Cash dividend declared per common share	$0.10	$0.10	$0.10	$0.40	$0.40

GULF ISLAND FABRICATION, INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS (UNAUDITED)

	Twelve Months Ended December 31,
	2015	2014
	(in thousands)
Cash flows from operating activities:
Net (loss) income	$(25,364)	$15,320
Adjustments to reconcile net (loss) income to net cash provided by operating activities:
Bad debt expense (recovery)	448	—
Depreciation	26,204	26,436
Asset impairment	7,202	3,200
Allowance for doubtful accounts	—	3,168
(Gain) loss on sale of asset	(10)	86
Deferred income taxes	(14,061)	8,264
Compensation expense - restricted stock	2,707	1,139
Changes in operating assets and liabilities:
Contracts receivable, net	31,792	14,963
Contract retainage	(52)	111
Costs and estimated earnings in excess of billings on uncompleted contracts	14,167	(2,262)
Billings in excess of costs and estimated earnings on uncompleted contracts	(11,685)	(16,240)
Accounts payable	(26,668)	(25,782)
Prepaid expenses and other assets	1,092	352
Inventory	931	1,189
Accrued contract losses	8,678	817
Accrued employee costs	(971)	(154)
Accrued expenses	(4,410)	1,488
Current income taxes	615	15
Net cash provided by operating activities	$10,615	$32,110
Cash flows from investing activities:
Capital expenditures, net	(6,018)	(27,658)
Proceeds on the sale of equipment	11	929
Net cash used in investing activities	(6,007)	(26,729)
Cash flows from financing activities:
Borrowings against notes payable	—	22,000
Payments on notes payable	—	(22,000)
Payments of dividends on common stock	(5,865)	(5,865)
Net cash used in financing activities	(5,865)	(5,865)
Net (decrease) increase in cash and cash equivalents	(1,257)	(484)
Cash and cash equivalents at beginning of period	36,085	36,569
Cash and cash equivalents at end of period	$34,828	$36,085
Supplemental cash flow information:
Interest paid	$165	$169
Income taxes (received) paid, net	$(152)	$225
Schedule of noncash financing activities
Reclassification of property, plant and equipment to assets held for sale	$4,805	$—
Reclassification of assets to held for sale to inventory	$3,727	$—